3/11

BD 3/5

03013600

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 46428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MITCHELL SECURITIES CORPORATION OF OREGON

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW. Morrison, Suite 1480
(No. and Street)

Portland, Oregon 97201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Almy 503/224-4030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name – *if individual, state last, first, middle name*)

15405 SW. 116th Avenue Suite 104 King City, Oregon 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 17 2003

OATH OR AFFIRMATION

I, Mitchell M. Almy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MITCHELL SECURITIES CORPORATION OF OREGON, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
M CAROL PETRAGALLO
NOTARY PUBLIC - OREGON
COMMISSION NO. 349240
MY COMMISSION EXPIRES NOVEMBER 20, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL SECURITIES CORPORATION OF OREGON

ANNUAL AUDITED REPORT

DECEMBER 31, 2002 AND 2001

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC. 70

ADDRESS Number and Street | City | State | Zip Code

15405 SW. 116th Avenue, Suite 105 King City, Oregon 97224

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants

Board of Directors
Mitchell Securities Corporation of Oregon
Portland, Oregon

We have audited the accompanying statements of financial condition of Mitchell Securities Corporation of Oregon as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in The United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Mitchell Securities Corporation of Oregon as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in The United States of America.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 7, 2003

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 230,840	$ 284,954
Receivables from brokers and dealers	41,439	104,593
Receivables, inventory positions at clearing corporation	1,202,928	606,908
Securities owned, market value	420,587	359,241
Secured demand notes receivable	40,000	40,000
Deposits with clearing organizations	100,000	100,000
Furniture and equipment at cost, net of accumulated depreciation of $70,963 and $64,982 respectively	10,536	14,667
Investments (at cost)	90,900	90,900
	$2,137,230	$1,601,263
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 8,963	$ 16,403
Payables, inventory positions at clearing corporation	1,202,928	606,908
Liabilities subordinated to claims of general creditors	40,000	40,000
Total Liabilities	1,251,891	663,311
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,000 shares authorized, 611 shares issued	165,000	165,000
Retained earnings	720,339	772,952
Total stockholders' equity	885,339	937,952
	$2,137,230	$1,601,263

See accompanying notes and accountants' audit report.

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF INCOME

	Years Ended December 31 2002	2001
REVENUES		
Commissions	$ 229,655	$ 316,805
Net dealer inventory and investment gains	811,532	856,367
Profit (Loss) from underwriting and selling groups	40,268	1,898
Revenue from sale of investment company shares	2,252	2,357
Interest and dividends	36,010	32,951
	1,119,717	1,210,378
EXPENSES		
Employee compensation and taxes	331,136	304,979
Commissions and floor brokerage	186,076	244,157
Regulatory fees and assessments	6,126	5,675
Communication	9,176	7,163
Occupancy and equipment rents	46,109	43,227
Professional fees	10,881	11,579
Interest expense	37,479	77,830
Amortization and depreciation	5,981	6,803
Other expenses	112,831	120,175
	745,795	821,588
NET INCOME BEFORE COMPREHENSIVE ITEMS	373,922	388,790
COMPREHENSIVE ITEMS		
Unrealized gains on securities available for sale	(27,335)	(9,391)
COMPREHENSIVE INCOME (LOSS)	$ 346,587	$ 379,399

See accompanying notes and accountants' audit report.

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Years Ended December 31, 2002 and 2001

	COMMON STOCK		RETAINED	
	SHARES	AMOUNT	EARNINGS	TOTAL
Balance at December 31, 2000	611	$165,000	$872,626	$1,037,626
Comprehensive income for the period			379,399	379,399
Sub "S" distributions			(479,073)	(479,073)
Balance at December 31, 2001	611	165,000	772,952	937,952
Comprehensive income for the period			346,587	346,587
Sub "S" distributions			(399,200)	(399,200)
Balance at December 31, 2002	611	$165,000	$720,339	$ 885,339

See accompanying notes and accountants' audit report.

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
For the Years Ended December 31, 2002 and 2001

Balance at December 31, 2000	$40,000
Net change during year	0
Balance at December 31, 2001	40,000
Net change during year	0
	$40,000

See accompanying notes.

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$1,146,861	$1,216,406
Cash paid to employees and suppliers	(798,446)	(843,281)
Interest and dividends received	36,010	32,951
Interest paid	(37,479)	(77,830)
Taxes paid	(10)	(10)
Net cash provided by operating activities	346,936	328,236
Cash flows from investing activities:		
Purchase of equipment	(1,850)	(2,838)
Net cash used by investing activities	(1,850)	(2,838)
Cash flows from financing activities:		
Sub "S" distribution	(399,200)	(479,073)
Net cash used by financing activities	(399,200)	(479,073)
Net increase, (decrease) in cash and cash equivalents	(54,114)	(153,675)
Cash and cash equivalents at beginning of year	284,954	438,629
Cash and cash equivalents at end of year	$ 230,840	$ 284,954

	2002	2001
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 346,587	$ 379,399
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	5,981	6,803
Change in assets and liabilities:		
Receivables	63,154	38,979
Securities owned	(61,346)	(95,030)
Accounts payable and accrued expenses	(7,440)	(3,667)
Total adjustments	349	(51,163)
Net cash provided by operating activities	$ 346,936	$ 328,236

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

MITCHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to D. A. Davidson. The Company is exempt from the reserve requirements under SEC Rule 15c3-3 (k) (2) (B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally, the fifth business day following the transaction date.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

4. Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. As such, a provision for Federal income taxes is not reflected in the financial statement since taxation occurs at the individual shareholder level.

5. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five or seven years. Depreciation expense amounted to $5,981 and $6,803 for the periods ending December 31, 2002 and 2001 respectively.

MITCHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Investments

The Company is recording investments in warrants and stock with a published market value at cost as no market value is determinable at December 31, 2002.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - LEASES

The Corporation leases office space on a month to month lease with a 90 day notice if canceling.

Lease expense amounted to $46,109 and $43,227 for the periods ending December 31, 2002 and 2001 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, of which 611 shares were issued and outstanding as of December 31, 2002.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2002 the Company's net capital and required net capital, as defined, were $305,125 and $154,000 respectively, and its ratio of aggregate indebtedness to net capital was 3.97 to 1.

MITCHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (REVISED)

The borrowings under subordination agreements at December 31, 2002 are as listed below.

Liabilities pursuant to secured demand note collateral agreements, interest bearing, at 5% due in full July 1, 2003	$ 40,000
Total	$ 40,000

The secured demand note was extended in September 2000, under the same terms and collateral to July 1, 2003.

The majority stockholder of the Company has pledged personal stock for a pre-approved subordinated loan agreement which qualifies as equity for inclusion in the computation of net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE F - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at several financial institutions located in Portland, Oregon. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances total zero.

NOTE G - PENSION PLAN

The Company started a 401(K) Plan during 1996. Qualified employees can contribute 3% to 15% of their compensation. The Company has the discretion to match these funds. The Company elected not to match employee's contribution during 2002. All employee's contributions have been paid to the trustee.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Mitchell Securities Corporation of Oregon

We have audited the accompanying financial statements of Mitchell Securities Corporation of Oregon for the years ended December 31, 2002 and 2001 and have issued our report dated February 7, 2003.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 7, 2003

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MITCHELL SECURITIES CORPORATION OF OREGON
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT-PART IIA FORM X-17a-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

	December 31, 2002	December 31, 2001
Stockholders equity from Statement of Financial Condition	$ 885,339	$ 937,952
Deduct equity not allowable for net capital	0	0
Stockholders equity qualified for net capital	885,339	937,952
Additions:		
Subordinations allowable for net capital secured demand notes	40,000	40,000
Deductions and, or changes:		
Non-allowable assets		
Furniture and equipment	(10,536)	(14,667)
Investments	(90,900)	(90,900)
Net Capital before haircuts	823,903	872,385
Trading and investment securities	518,778	(294,140)
NET CAPITAL	$ 305,125	$ 578,245
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 80,793	$ 41,554
Minimum dollar net capital requirement	$ 154,000	$ 133,500
Excess net capital	$ 151,125	$ 444,745
Excess net capital at 1000%	$ 183,936	$ 515,914
AGGREGATE INDEBTEDNESS		
Items included:		
Accounts payable and accrued liabilities	$ 8,963	$ 16,403
Payable, inventory positions at clearing corporation	1,202,928	606,908
Total aggregate indebtedness	$1,211,891	$ 623,311
Ratio: Aggregate indebtedness to net capital	3.972 to 1.	1.078 to 1.

MITCHELL SECURITIES CORPORATION OF OREGON
SCHEDULE 2

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	December 31, 2002	December 31, 2001
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$ 319,528	$ 578,243
Adjustments		
Change in haircuts	(14,403)	0
Rounding	0	2
Net capital at December 31, as adjusted	$ 305,125	$ 578,245
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$1,202,928	$ 606,908
Additional accounts payable	8,963	16,403
Total aggregate indebtedness as of December 31, as adjusted	$1,211,891	$ 623,311

These differences do not significantly change the ratio of aggregate indebtedness to net capital as previously reported in the fourth quarter unaudited FOCUS report, part IIA.

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
Mitchell Securities Corporation of Oregon

We have audited the financial statements of Mitchell Securities Corporation of Oregon for the year ended December 31, 2002 and 2001, and have issued our report thereon dated February 7, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-e (a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Mitchell Securities Corporation of Oregon may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2002 and 2001, financial statements and this report does not affect our report on these financial statements dated February 7, 2003.

We understand that practices and procedures that accomplish the objective referred to in the preceding paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 an related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2002 and 2001, except for the matter described in the second preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 7, 2003

MITCHELL SECURITIES CORPORATION OF OREGON

February 25, 2003

Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE: MITCHELL SECURITIES CORPORATION OF OREGON / CRD 34836

Attached are two copies of our audited financial statement for fiscal year ended December 31, 2002.

MITCHELL SECURITIES CORPORATION OF OREGON
121 S.W. MORRISON STREET, SUITE 1480
PORTLAND, OREGON 97204
(503) 224-4030